UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ergen, Charles W.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer and President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |1/28/0|A   |V|10                |A  |(1)        |259,506 (3)        |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |1/28/0|A   |V|10                |A  |(2)        |50 (3)             |I     |(4)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |400 (3)            |I     |(5)                        |
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                           |      |    | |                  |   |           |8,776 (3)          |I     |(6)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The shares were awarded without cost to the reporting person, pursuant to the 1999 Launch Bonus Plan of the Company for past services to the Company.
(2) The shares were awarded without cost to the reporting person's spouse, pursuant to the 1999 Launch Bonus
Plan of the Company for past services to the Company.
(3) The shares have been adjusted to reflect the two-for-one stock splits of the Company's common stock which took place in July 1999 and October
1999.
(4) The shares are in the name of the reporting person's spouse.
(5) The shares are held by the reporting person's spouse as custodian for the reporting person's minor children.
(6) On March 19, 1999, the Company issued an additional 65,000 shares of Class A Common Stock to EchoStar
Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.